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December 16, 2014
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Ashley Vroman-Lee
Re: John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:
On behalf of the Trust, we submit this letter in response to a comment received by telephone on December 2, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 144 under the Securities Act of 1933, as amended, and Amendment No. 146 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on October 31, 2014, accession no. 0001133228-14-003972 (the “Amendment”). The Amendment relates to Small Cap Opportunities Fund (the “Fund”).
For convenience, we have set forth the comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.
Comment — Please provide for the staff’s review a completed fee table and expense examples under “Fund summary — Fees and expenses.” Please also include all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee table.
Response to Comment — The fee table and expense examples for Class A and Class C shares of the Fund are included in Appendix A to this letter.
_____________________________________________________
The staff has requested that the Trust provide the following representations in its response to the staff’s comments:
In connection with the Amendment, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and
3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * * * *

Page 2 December 16, 2014

The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above response to the staff’s comment. If you have any questions, please call me at (617) 261-3240 or Thomas Dee, Assistant Secretary of the Trust, at (617) 663-4311.
Sincerely,

/s/ George P. Attisano
 George P. Attisano
Cc: Thomas Dee

Page 3 December 16, 2014

Appendix A—Fee Table
Fees and expenses
This table describes the fees and expenses you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the John Hancock family of funds. More information about these and other discounts is available from your financial representative and on pages 18 to 19  of the prospectus under "Sales charge reductions and waivers" or pages 140 to 144 of the fund's Statement of Additional Information under "Initial sales charge on Class A shares."
Shareholder fees (fees paid directly from your investment)	Class A	Class C
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00%	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00 (on certain purchases, including those of $1 million or more)%	1.00%
Small account fee (for fund account balances under $1,000)	$20	$20

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C

Management fee	1.00	1.00

Distribution and service (Rule 12b-1) fees	0.30	1.00

Other expenses [1]	0.20	0.20

Acquired fund fees and expenses [2]	0.02	0.02

Total annual fund operating expenses [3]	1.52	2.22

Contractual expense reimbursement [4]	– 0.09	– 0.09

Total annual fund operating expenses after expense reimbursements	1.43	2.13

[1]	"Other expenses" have been estimated for the first year of operations of the fund's Class A and Class C shares.

[2]	"Acquired fund fees and expenses" are based on the estimated indirect net expenses associated with the fund's investments in underlying investment companies.

[3]
The "Total annual fund operating expenses" shown may not correlate to the fund's ratios of expenses to average net assets shown in the "Financial highlights" section of the fund's prospectus, which does not include "Acquired fund fees and expenses."

Page 3 December 16, 2014

[4]
The advisor has contractually agreed to waive its management fee so that the amount retained by the advisor after payment of the subadvisory fees for the fund does not exceed 0.45% of the fund's average net assets. The current expense limitation agreement expires on December 31, 2015, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example
This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment in the fund for the time periods indicated assuming you redeem all of your shares at the end of those periods. For Class C shares, the expense examples may differ if shares are sold or kept at the end of the period. The example assumes a 5% average annual return. The example assumes fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
Expenses ($)	Class A	Class C

Shares		Sold	Kept

1 year	638	316	216

3 years	948	686	686

5 years	1,279	1,182	1,182

10 years	2,215	2,547	2,547